Exhibit 99.1

News release via Canada NewsWire, Vancouver 604-669-7764

    Attention Business Editors:
    CHC to Release First Quarter Results September 13

    VANCOUVER, Aug. 28 /CNW/ - CHC Helicopter Corporation ("CHC") (TSX: FLY.A
and FLY.B; NYSE: FLI) will release its first quarter financial results for fiscal 2008 Thursday September 13th, 2007 after market close.
    The CHC Helicopter Corporation Q1 Conference Call and Webcast will take place Friday September 14th, 2007 at 10:30 am EDT.
    The financial results and conference call webcast will be available through CHC's website at www.chc.ca and through CNW at www.cnxmarketlink.com.
    To listen to the conference call by phone, dial 416-644-3414 for local and overseas calls, or toll-free 1-800-733-7560 for calls from within North
America. To hear a replay of the conference call, visit www.chc.ca or dial
416-640-1917, or toll-free 1-877-289-8525 and enter pass code 21245206 followed by the number sign.

    CHC is the world's largest provider of helicopter services to the global offshore oil and gas industry, with aircraft operating in more than 30 countries worldwide.
    If you wish to be added to the Company's news distribution list, please visit http://www.chc.ca/investor_materialrequest.php.

    %SEDAR: 00002218E          %CIK: 0000903124

    /For further information: Rick Davis, Senior Vice-President and Chief
Financial Officer, (604) 279-2471 or (778) 999-0314; Annette Cusworth,
Vice-President, Financial Services, (604) 279-2484 or (778) 999-1476;
communications(at)chc.ca/
    (FLY.A. FLY.B. FLI)

CO:  CHC Helicopter Corporation

CNW 16:30e 28-AUG-07